SHOE PAVILION, INC.

13245 Riverside Drive, Suite 450

Sherman Oaks, CA 91423

(818) 907-9975

January 24, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Christopher Owings
Assistant Director

Re:	Shoe Pavilion, Inc.
Form S-3 Registration Statement Request for Acceleration
(File No. 333-129210)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby respectfully requests that the effective date of the Registration Statement on Form S-3 of Shoe Pavilion, Inc., a Delaware corporation (the “Company”) be accelerated and declared effective on Thursday, January 26, 2006 at 4:30 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In connection with the above request, the Company hereby acknowledges that:

1. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

SHOE PAVILION, INC.

By:	/s/ Neil T. Watanabe
Neil T. Watanabe
Chief Financial Officer